Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: September 24, 2021

Welcome Reggie. As many of you are aware, Reggie is taking Cvent public by the end of the year, with plans to raise $800M as part of that effort. And for those of you who have been paying attention, this isn’t the first time, they went public in August of 2013 but then going private again at the end of 2016 in a deal with Vista Equity Partners.

1.	On a personal level, are you excited about going public again?

•	You know...it’s certainly an exciting time.

•	I really enjoyed being a public company back in 2013

•	We got a lot of great global exposure and interest — and it was just a great experience.

•	And being private has been great too — working with Vista and not having to be under that public view.

•	There’s a tremendous amount of opportunity in our space

•	I think being public is a helpful when you’re a large multinational company

•	On a personal level, I’m excited about being a public company again.

2.	Are you going to be trading on the NYSE or the NASDAQ?

•	When we went public in 2103, we were on NYSE , but this time we’re going on NASDAQ

3.

In this past year, Zoom has played a growing role as a meetings platform. I understand that Zoom is planning to be a strategic investor in Cvent when it goes public. Do you envision working with Zoom going forward as a strategic partner in the development of Cvent’s virtual business?

•	Zoom’s a great partner and we have a deep and long-standing relationship with them – we power many parts of their event program.

•	And as you mentioned, they are key strategic investor & participated in our $800M raise.

•	We share a common mission to bring people together through technology – and we’ll continue to work as strategic partners in the future.

4.

As this is a meeting of corporate travel buyers and managers, many of whom have responsibility for meetings or at least meetings travel, how do you look at the relationship between travel and meetings? I mean all travel is essentially for meetings, but specifically group travel is a significant percentage of overall travel. How do you see the relationship between the two?

•	Let me give you some high-level stats

•	The global spend on meetings & events is about $1T annually. To put that in perspective, there are only 13 countries with larger GDPs.

•	And pre-pandemic, about 40% of all corporate travel was for meetings & conferences.

•	So, I think it’s fair to say that meetings have a significant and direct relationship with travel.

•	but the good news is that we’re seeing positive momentum – even with the Delta variant. People really want to have that in-person experience.

•	There will be a short to mid-term negative impact on corporate travel – but as people to start attend meetings in-person again, they’ll drive recovery.

5.	Tell us how you see us moving from the depths of the pandemic to the heights of a golden age?

•	I first mentioned the Golden Age of Events at our customer conference in August 2020 —- I think a lot of people didn’t believe it but I think they do now.

•	Look, when something you have gets taken away, that’s when you realize how important it is.

•	There’s been 3 fundamental shifts:

•	More Events – because virtual events are lower in cost to host, a higher number of events being organized.

•	More Attendees – because virtual events are easier to attend

•	More technology – digitization of events

•	Virtual has been great during this time, and virtual will continue to be a part of the meetings landscape going forward

•	But over time, as people realize the engagement isn’t as high for virtual events, and attendees want that personal interaction, you’re going to see more coming back to in-person.

•	So, from my point of view, what gets me most excited of course is because of technology, the value of events is getting stronger.

•	You’re having a forced multiplier—engage, track, more modes

•	Because of all this, you’re going to have more events, more attendee, and more engagement

•	Events are simply becoming more important to the corporate landscape which is why it’s the Golden Age of Events.

6.	When you say Golden Age, it makes me think of the Golden Age of Television. How much is or should TV be a model or a standard for virtual or even live events today?

•	You know, when I was a kid the TV wasn’t that interesting because there wasn’t a ton of selection.

•	But things have changed so dramatically through software and technology.

•	Streaming services give you 100X the variety, and because it’s on-demand, it’s flexible.

•	On a personal level, I won’t watch new TV series because I don’t want to wait for a new episode each week. I’ll wait a year to binge watch it later. The point is – it’s flexible.

•	A good analogy is people want flexibility for their events. They want to attend the way they want to – in-person, virtual, or hybrid. So, they want flexibility.

•

In terms of content, just like TV, they want it on demand – so if they miss out on a session, or they want to watch it again, they can do it quickly, and that of course gives you engagement 365 days a year.

•	The final but really important point is TV producers.

•	They know how to make compelling content for a hybrid audience.

•	Think of Oprah. She get a small audience there in-person – and they leverage the in-person audience to make the experience better for their virtual and bigger audience.

•	Same thing goes for a hybrid event.

•	Another example is a football game.

•	So, I think the success of TV has a lot to teach us about virtual and hybrid events.

7.	While virtual events can be more cost-effective, marketers continue to place a higher value on in-person meetings. What will the breakdown between in-person and virtual events be?

•	95% of our revenue pre-pandemic came from in-person events.

•	It was tough. Had to be agile and quickly pivot to adapt to the new virtual world.

•	In terms of cost effectiveness, virtual event is 1) less expensive to organize. 2) less expensive for attendees to attend.

•	You get a much larger audience and reach. In some situations, it’s the right model to use.

•	But there are some significant down sides – biggest one being engagement.

•	The pandemic has made it clear – nothing can replace the in-person experience – looking someone in the eye.

•	In terms of the breakdown between in-person vs virtual, the good news is – the total pie is getting bigger – in other words, more events will be hosted.

•	But I know the question is – what’s the breakdown of virtual, hybrid and in-person.

•	A Morgan Stanley study says that 27% of meetings-related travel could be replaced by virtual meetings.

•	While Delta CEO Ed Bastian said about 80% of the carrier’s large corporate clients have indicated that as much as 90% of their pre-Covid business travel will eventually return

•	Meetings will be more local and regionalized

•	Nobody knows the answer – but it’s probably somewhere between that 10% reduction and 27% reduction in in-person meetings.

•	There’s some silver lining – because of technology, the ROI of event is going up.

•	You are getting more attendees – even though they’re virtual, but you’ll be able to convert some of those attendees to in-person.

•	I think that people realize not just in engagement level, it’s driving business.

•	Human connection.

8.	There is a whole additional level of complexity and cost when it comes to serving two different audiences at once. How much will budgets need to increase to serve two different audiences at once?

•	I’m glad you asked this question, because for mid to large meetings, we think hybrid is the future.

•	There is an increased level of complexity for 2 reasons:

•	1. You need two events, with one seamless experience

•	2. With hybrid, you generally have a bigger audience

•	From a cost perspective, what actually seen the cost go down – because of 2 reasons:

•	1) Because you have a larger audience, you can spread the cost of the event over a larger amount of people

•	2) the cost for the virtual audience is significantly less so you have a higher ROI

•	So, you increase complexity, but you increase your attendance and ROI and generally your cost then declines. And that’s what makes hybrid events so powerful.

9.	What are the key learnings in holding in-person/virtual events regarding engagement and measurement?

•	Engagement and measurement are critical – and because of the digital transformation….

•	We have more ways to collect, analyze, and action event data.

•	Let me explain

•	Pre-pandemic, in-person events focused more on experience – but missed out on digital tracking.

•	When organizations pivoted to virtual events, the digital environment made it easier to track how attendees were interacting with their events –

•	For example, analyze sales and marketing conversions.

•	Now, organizations no matter how organization host their event, there’s tons of tools that help them digitally track and better understand their attendee behavior.

•	Let me give you an example at our customer conference.

•	We were able track more than 750K engagement points

•	Ultimately, when you can engage and measure, people will put more money towards it which is why again events are becoming more strategic and actually impact behavior.

10.	In-person meetings are beginning to return, despite ongoing complications from the pandemic. Looking forward, when do you expect to see a significant return to in-person meetings and business travel?

•	We were seeing things really starting to tick up in terms of the in person and hybrid

•	Then of course over last couple months – delta variant – things have slowed – not as bad as before.

•	For example, we had our event in early august. And we’re doing our European conference in just about 8-9 days in London and we’re still getting good attendance.

•	But I think as Delta variant plays through, and more people are getting vaccinated, our view is that there will be a slight pickup at the end of the year –

•	but it’s really going to take probably the back half of next year probably when we’ll see things get more normalized.

•	What I will tell you is that people are so ready to get back together —- you know we had a stampede of employees wanting to go to our customer conference in August.

•	People are appreciating those in-person interactions more than ever

11.	How critical is the return to office to the return to in-person meetings?

•	I don’t know if I’d say critical – but I’d say helpful.

•	Why? Because if someone’s’ comfortable going to an in-office environment, they’re probably comfortable getting on a plane to travel

•	But there are plenty of people who haven’t come back to the office, but are still comfortable going to events – like us – our employees at CONNECT Vegas

•	Where the return to in-office has more impact is on the small meetings —- for example a sales meeting

•	But internal employee events are going to grow – I can tell you we’re doing more of them

•	Because you don’t get that culture when you’re only in the office a couple days a week

•	So, it’s a mixed bag – but overall, the return to office is helpful

•	Long-term though – most companies will have more flexibility, but I don’t think this will have as much of an impact

12.	Before Covid hit, Cvent introduced a new solution for simple meetings. What’s happening in that space today and where is it headed?

•	Yes, we have a new solution for simple meetings, called Instant Book

•	It’s now in the pilot phase.

•	it allows us to have live inventory so that people who do small meetings can book them online almost what you would do with an OTA without an RFP process

•	Here’s why we’re investing in the small meetings space:

•	1st: 100s of people booking these outside of a travel manager’s view – with SMM, tracking expenses better, negotiate contracts, ensure compliance

•	We saw this at the start of Covid where many clients were stuck paying cancellation fees because their standard T&Cs weren’t negotiated properly

•	2nd: Small meetings are the first to come back.

•	Finally, hotels are operating with fewer employees—means they need to find ways to do more with less—which is where technology comes in

•	So, ultimately, it’s better for the ecosystem to automate small meetings because it’s definitely better for the client, and it’s a big cost and labor savings for the hotel.

13.	The convergence of strategic travel and meetings management seems like another industry trend accelerated by the pandemic. How have you seen that manifested?

•	SMM programs really proved their value at the beginning of the pandemic – there’s 3 perspectives

•	1) from the travel manager/meeting manager – they were able to quickly identify all events, pivot programs, and renegotiate contracts.

•	2) CFO/Procurement view: SMM has been a way to understand total event program, cost savings and risk mitigation

•	3) Sales and marketing view: increase in attendance, increase in number of events, overall, more engagement. Biggest thing now is they can track it so they can prove their ROI.

•	Specifically, from a travel program perspective, I think Travel managers are going to be much more integral to the business

•

Because they’re going to be the gatekeepers helping to balance whether people are attending in-person or virtually – and they’re going to be more involved in determining what events are going to be in-person, virtual, or hybrid because the cost factor is always a driver.

Additional Information

In connection with the Business Combination, Dragoneer intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information to be filed by Dragoneer will contain substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ, WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2021, WHICH WAS FILED WITH THE SEC ON JUNE 21, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION WHEN AVAILABLE. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.